 EXHIBIT 3.4

BUSINESS AGREEMENT

This Agreement is entered into as of this 19th day of October 10, 2019 by and between First Food Group, Inc. (“FIFG”) a Nevada Corporation, and CBD Unlimited, Inc., a Nevada Corporation (“Distributor” or “CBDU”) (each a “Party” and collectively the “Parties”).

WITNESSETH:

WHEREAS, FIFG desires to appoint Distributor as a Sales and Distributor representative for the purpose of assisting FIFG in selling FIFG Products and Services.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. APPOINTMENT

FIFG hereby appoints Distributor, during the Term of this Agreement, as a sales Distributor for the sale of those FIFG Products and Services set forth in Exhibit A, which is attached hereto and by this reference made a part hereof (“Product and Services”).

The appointment is non-exclusive, except as to Distributors exclusive rights to its protected clients. Protected clients shall mean any retail location that purchases products from FIFG through a sales agreement brought about by Distributor. Distributor shall submit a list of potential clients to FIFG, FIFG shall review the list and remove any potential clients that are already served by other distributors. Clients shall not be considered protected if an initial order was for less than $300.00 worth of wholesale product and if there is no follow up order within six months.

CBDU acknowledges that except with respect to its protected clients FIFG may utilize other sales representatives for the sales of Products and Services without regards to any physical locations. CBDU’s sole authority shall be to solicit orders in accordance with the terms of the Agreement.

FIFG reserves the right, at its sole discretion, to decline to accept any order for Products and Services received from any party whether or not solicited hereunder by Distributor, if FIFG and the concerned party are unable to agree upon mutually satisfactory prices or other terms and conditions of sale or if the regulations of the Market do not authorize or support such order for Products and Services.

All sales by FIFG to the purchaser are subject to all laws, rules, regulations and public policies of the states where such sales occur.

The respective parties hereto are independent contractors, and nothing herein shall be deemed to create a relationship of partnership, joint venture or principal and agent. This Agreement shall not entitle either party to make commitments of any kind for the account of the other party as agent or otherwise, or to assume or create any obligation, express or implied, on behalf of the other party, or to bind the other party in any respect, and each party agrees to and shall indemnify and hold the other party harmless in this regard.

2. ACCEPTANCE OF APPOINTMENT

Distributor hereby accepts this appointment as an FIFG sales Distributor and representative for the Products and Services upon the terms and conditions set forth in this Agreement. Distributor (and each affiliated or subsidiary controlled by Distributor) agrees that it shall not directly or indirectly solicit or negotiate sales of, or otherwise deal in or be financially interested in the sales of, any competitive Product or Service without the prior written consent of FIFG. Both parties agree to engage in assortment and white label discussions to meet customer demand(s). Distributor shall at all times use its best efforts to sell the Products and Services, and shall maintain an organization having adequate experience and ability to carry out its activities hereunder. Distributor agrees that, throughout the Term of this Agreement, it shall aggressively develop business and promote the sale of the Products and Services by using all methods normally employed by Distributors and representatives selling similar Products and Services, including, without limitation, sales calls, and participation in trade shows and exhibits. Any materials Distributor intends to use for publication or for use in trade shows or otherwise to promote the sale of FIFG Products and Services shall be subject to the prior review and written approval of FIFG.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 1

3. TERM

(a)	The Term of this Agreement shall commence on October 10, 2019, and shall remain in effect for a period of four years until October 10, 2023 (the “Initial Term”), unless sooner terminated as provided in Paragraph 16(c). Unless notice of non-renewal is given not less than ninety (90) days prior to the expiration of the Initial Term or any renewal term, the Term shall automatically renew for an additional one-year period, unless sooner terminated as provided in Paragraph 16(b) or 16(c). Upon FIFG, through sales by CBDU the renewal terms shall be in four (4) year increments. The effective period of this Agreement is herein called the “Term of this Agreement.”

(b)	Notwithstanding the provisions of Subparagraph (a) of this Paragraph, this Agreement may be terminated pursuant to Paragraph 16 below.

4. GENERAL DUTIES

Distributor shall use his or her best efforts to promote the Products and Services and maximize the sale of the said Products and Services. Distributor shall also provide reasonable assistance to FIFG in promotional activities such as trade shows, presentations, sales calls, and other activities of FIFG with respect to the Products and Services. Distributor shall also provide reasonable “after sale” support to the purchaser and promote the goodwill of FIFG. Distributor will devote adequate time and effort to perform his or her obligations.

5. COMMISSION

(a)	FIFG shall pay Distributor a commission for its services hereunder amounting to Applicable Percentage of the Sales Price of any sales or sales contract with a customer, which Sales Price is actually and directly paid to, and received by, FIFG, as specified in the concerned contract for each Product and Service manufactured by FIFG and distributed by Distributor, delivered to and accepted by the concerned customer.

(b)	The term “Sales Price”, as used herein, shall mean only that portion of the contract sales price that is actually paid directly to FIFG for a Product and Service sold by FIFG, but not for shipping costs. The term “Applicable Percentage” shall mean:

Wholesale Commission - With respect to purchase orders submitted to FIFG by customers of CBDU where no other distributor is involved in the transaction during the Term of the Agreement, 20% is to be paid to CBDU.

CBDU will utilize these commissions to support sales teams along with local marketing and advertising support. National marketing and brand planning remain the responsibility of FIFG.

In the event another distributor is involved in the transaction by CBDU, CBDU will use its best efforts to have purchasers split fees, in which case CBDU will obtain no separate fee from FIFG.

CBDU will manage inventory and relationships with sub-distributors. Sub-distributors will be responsible for local marketing and advertising expenses. In the event such distributor will not agree to split commissions, CBDU and FIFG will endeavor to reach a mutually agreeable fee structure to compensate CBDU for the opportunity.

If one-time fees are associated with securing national retail distribution, FIFG shall pay such fees; however, FIFG shall have full discretion over whether to enter into such a distribution agreement.

(c)	Commissions shall become payable hereunder to Distributor only at such times and only to the extent that FIFG actually receives payment from the purchaser under the contract for FIFG’s sale of the concerned Product or Service.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 2

(e)	Notwithstanding any other provision of this Agreement to the contrary, FIFG’s obligation to pay Distributor the commissions specified herein shall be expressly subject to and contingent upon such payments by FIFG not contravening the laws, rules, regulations and the expressed public policies.

(f)	FIFG shall be entitled to disclose the contents of this Agreement to the extent FIFG deems such disclosure to be appropriate.

(g)	Distributor agrees that it shall be solely responsible for any and all costs or expenses (e.g., travel, entertainment, etc.) that it may incur in the performance of its sales activities hereunder. Nothing in this Agreement shall be construed as granting Distributor any rights to residual commissions.

(h)	FIFG shall keep accurate records of all sales of Products and Services hereunder and submit a report to Distributor on a monthly basis indicating its total sales and expenses involving Distributor for that period and the amount of payments received by FIFG with respect to such sales, which are commissionable. FIFG will include the appropriate commission payment to Distributor as specified above with each such report.

(i)	The provisions of Addendum A to this Agreement are incorporated herein by this reference.

6. PRODUCT INFORMATION AND LITERATURE

Subject to all applicable United States Government laws and regulations, FIFG shall furnish Distributor, from time to time, with such reasonable quantities of current literature and data covering the Products and Services as are usually made available by FIFG to Distributors for assistance in soliciting the sale of its Products and Services.

7. SALE OF PRODUCTS AND SERVICES

(a)	Prices – Terms of Sale. FIFG shall provide Distributor with copies of its current price lists, delivery schedules and standard terms and conditions of sales, as established from time to time. Distributor shall have the discretion to quote customers prices that may vary based on market conditions and that may be higher or lower than current suggested retail prices. Distributor shall provide delivery schedules and terms and conditions, and Distributor shall modify, add to or discontinue Products and Services only following written notice from FIFG. Each order shall be controlled by the prices, delivery schedules and terms and conditions in affect at the time the order is accepted, and all quotations by Distributor shall contain a statement to that effect.

(b)	Quotations. Distributor shall promptly furnish to FIFG copies of all quotations submitted to customers. Each quotation shall accurately reflect the terms of this Agreement.

(c)	Orders. All orders for Products and Services shall be in writing, and the originals shall be submitted to FIFG. Orders can be submitted to FIFG directly from the customer or forwarded from Distributor to FIFG.

(d)	Acceptance. All orders obtained by Distributor shall be subject to final acceptance by FIFG at its principal office and all quotations by Distributor shall contain a statement to that effect. Distributor shall have no authority to make any acceptance or delivery commitments to customers. FIFG specifically reserves the right to reject any order of part thereof for any reason.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 3

8. SALES BY FIFG IN THE TERRITORY

During the Term of this Agreement, except with respect to sales made by and through Distributor, FIFG shall not be permitted, without Distributor’s prior written consent, to sell Products or Services to any established purchasers included on the protected Client List.

FIFG shall be permitted, without obligation either to pay a commission, to make a discount or otherwise become liable to Distributor, to sell Products or Services to any purchasers (either in the Territory or out of the Territory) for use outside the Market and included on the Client List.

Further, FIFG reserves the right to assign to any Distributor exclusive licensing rights for the marketing and sale of Products and Services for geographical areas.

9. INDEMNIFICATION

Distributor shall indemnify, defend and hold FIFG harmless from any and all claims of third parties for loss or damage to property or injury or death to persons arising out of or any way related to acts or omissions, including the acts or omissions of any of your employees or agents, in connection with your performance of this Agreement. Such indemnification shall survive the expiration or termination of this Agreement.

FIFG shall indemnify and hold harmless Distributor from any and all claims, damages or lawsuits, including reasonable attorney’s fees, arising out of defects in the Products and Services caused by FIFG or failure of FIFG to provide said Products and Services to a customer. Such indemnification shall survive the expiration or termination of this agreement.

10. NOTICES

Notices hereunder shall be sent by registered mail addressed to the parties at the following addresses or such other addresses as specified by notices pursuant to this section:

To FIFG:	FIRST FOOD GROUP
720 Monroe Street Suite E210Hoboken NJ, 07030

To Distributor:	CBD UNLIMITED 38246 North Hazelwood Circle Cave Creek, AZ 85331

11. MUTUAL COMMITMENTS

Neither party shall, without the prior written consent of the other party, assign this Agreement in whole or in part or delegate any right or duty hereunder to any third party, subagent, distributor, or consultant. Any attempted assignment not having such consent shall be void and without effect. Distributor shall not make any payments to such persons without the knowledge and prior approval of FIFG.

The parties to this Agreement shall not take any action which would constitute a violation of the laws, rules or regulations , would be embarrassing or would create an appearance of impropriety, and in the event a party is found to have violated any such law, rule or regulation, such party shall indemnify, defend and hold harmless the other party from any liability, expense, or cost it may incur as a result of such violation. Such indemnification shall survive the expiration or termination of this Agreement.

Each party shall indemnify, defend and save the other party harmless from any and all claims of third parties for loss or damage to property or injury or death to persons arising out of or in any way related to their acts or omissions including the acts or omissions of their employees in connection with their performance of this Agreement. Such indemnification shall survive the expiration or termination of this Agreement.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 4

12. LAW GOVERNING

This Agreement was entered into and shall be deemed to have been made in the State of Nevada, and shall, for all purposes, be governed by and construed under the laws thereof regardless of where any court action or proceeding is brought in connection with this Agreement; provided, however that the laws of the States relating to commission sales made by Distributor and remuneration for such services shall also apply and govern such rights and obligations under this Agreement; and provided further, however, that no choice of law rule of such State or any other jurisdiction, which would cause any such matter to be referred to the law of any jurisdiction other than such state, shall be given any force or effect.

13. CONFIDENTIAL INFORMATION

Distributor, its officers, agents, servants and employees shall not, during the term of this Agreement or any time thereafter, disclose in any manner to any person, firm or corporation, whether in competition with FIFG or not, any knowledge or information pertaining to the conduct or details of FIFG’s business or its processes, formulas, machinery, devices, Product and Service and components used by FIFG in carrying on its own business, or lists of FIFG’s customers. Distributor shall not use FIFG’s trademarks, name, logo or trade names in any manner except as authorized by FIFG or in connection with FIFG’s literature. Distributor shall discontinue such usage upon termination of this Agreement for whatever reason. Distributor, on termination of this Agreement, shall deliver to FIFG all copies in its possession or within its control of FIFG customer lists, catalog sheets, specifications, proposals, quotations, price lists, contracts (whether or not executed) and other documents and data relating to the Product and Service or the conduct of FIFG’s business, and FIFG may withhold all sums due the Distributor on termination until all such material and documents have been received by FIFG. Distributor shall not contest or take any action to affect adversely FIFG’s patents or proprietary positions with respect to the Products and Services.

14. REPORTING REQUIREMENTS

Distributor shall provide FIFG with a written marketing activity and forecast report concerning the Products and Services at quarterly intervals during the Term of this Agreement beginning thirty (30) days after the date first above written. This report shall: (i) identify, as appropriate, potential customers and their expected uses for the Products and Services, (ii) provide, as appropriate, a current forecast of the total sales potential for each such customer; (iii) include, as appropriate, a forecast of the expected total sales quantity for each Product and Service covered by this Agreement; and (iv) in all cases specify what activities Distributor has undertaken during the reporting period as a result of its obligations under this Agreement in furtherance of sales of the Products and Services.

15. TERMINATION

(a)	Non-Renewal. If at the end of the Initial Term or any renewal term either party gives the other a notice of non-renewal, upon termination neither party shall have any further obligation or liability to the other under this Agreement except that FIFG shall pay Distributor any commission which Distributor previously earned, this includes open purchase order activity.

(c)	For Convenience. After the expiration of the Initial Term, either party shall have the right at any time, for any reason and without cause, to terminate this Agreement for its own convenience on giving sixty (60) days’ notice in writing to the other party. On such termination for convenience, neither party shall have any further obligation or liability to the other under the terms and conditions of this Agreement except that FIFG shall pay Distributor any commission which Distributor previously earned or which Distributor would have earned absent such termination, including without limitation commissions due with respect to purchase orders submitted by Distributor prior to the effective date of such termination which are accepted by FIFG no later than two (2) months following the effective date of such termination (irrespective of the time of payment by the customer), which such payment being made in the manner provided in this Agreement as if this Agreement had not been terminated.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 5

(d)	For Breach. If at any time during the term of this Agreement or any renewal thereof, either party is adjudged bankrupt, makes an assignment of assets for the benefit of its creditors, has a receiver appointed for it, is adjudged insolvent, ceases operations or is dissolved, then the other party shall have the right to terminate this Agreement immediately by written notice to the other party. If at any time during the term of this Agreement or any renewal thereof, either party materially defaults in its performance or materially breaches any of the terms and conditions of this Agreement, the non-breaching party shall give the other party written notice of such breach. If the party receiving such notice does not cure such breach within ten (10) days of the giving of such notice, the party giving such notice may at any time thereafter give written notice of the immediate termination of this Agreement. If Distributor materially defaults or breaches the Agreement and FIFG terminates for breach, as provided herein, any commission previously earned by Distributor, as provided in this Agreement, and unpaid as of the date of such termination, shall be, and by the signing hereof is hereby, waived by Distributor. Without limiting the foregoing, any relationship of the Distributor during the term of this Agreement, which creates a conflict of interest hereunder shall be a material breach for purposes of this paragraph. If FIFG materially defaults or breaches the Agreement and Distributor terminates for breach, as provided herein, FIFG shall pay Distributor any commission which Distributor previously earned or which Distributor would have earned absent such termination, including without limitation commissions due with respect to purchase orders submitted by Distributor prior to the effective date of such termination which are accepted by FIFG no later than twelve (12) months following the effective date of such termination (irrespective of the time of payment by the customer), which such payment being made in the manner provided in this Agreement as if this Agreement had not been terminated.

(e)	For Non-Performance. If Distributor has not generated sales of FIFG Products and Services and FIFG has not received at least $250,000.00 within six (6) months of signing this Agreement, FIFG shall have the right to terminate this Agreement. Any commissions due to Distributor shall be paid to Distributor.

(f)	For Investigation. If either Party becomes the subject of an investigation by a regulatory entity, the other Party may immediately terminate this Agreement.

16. LIMITATION OF LIABILITY

Under termination by both either party in accordance with any of the provisions of this Agreement, neither party shall be liable to the other. FIFG’s sole liability under the terms of this Agreement shall be for unpaid commissions to Distributor.

17. OTHER MATTERS

This Agreement is the entire agreement between the parties and shall not be amended or modified except by a written instrument duly signed by authorized Distributors of the parties.

IN WITNESS WHEREOF, the parties hereto have signed these presents on the day and year first above written by their proper officers on their behalf.

FIRST FOOD GROUP, INC.	CBD UNLIMITED
Mark J. Keeley	Todd Davis

By:
10-10-19

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 6

EXHIBIT A

PRODUCTS & SERVICES

For detailed products description, Certificates of Analysis and information, go to: http://southeastedibles.com/

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 7

ADDENDUM A TO SALES REPRESENTATION AGREEMENT

This Addendum is made to the Sales Representation Agreement dated the 10th of October 2019 (the “Agreement”), by and between CBD UNLIMITED (“Distributor” or “CBDU”) and FIRST FOOD GROUP, INC. (“FIFG”), and provides as follows:

In addition to the commission compensation described in the Agreement:

FIFG issues CBDU 250,000 shares of FIFG’s common stock (the “Shares”) at the closing market price as of the date of this Agreement. This covers all associated start up investments incurred by Distributor for sales and distribution of FIFG’s Products and Services. The Shares issued shall be classified as rule 144 restricted shares for 12 months from date of issue. In the event this Agreement is terminated by FIFG within 12 months of signing this Agreement, either for cause pursuant to paragraph 16 (c) or pursuant to paragraph 16 (d), a claw back provision shall be invoked by FIFG whereby the Shares shall be returned to FIFG. CBDU agrees that FIFG will have FIFG’s registrar void the shares, if the original shares are not returned by CBDU to FIFG.

CBD UNLIMITED, Inc.	38246 N. Hazelwood Cir	CAVE CREEK, AZ. 85331	Page 8